EXHIBIT 18

Board of Directors,
Coca-Cola Enterprises Inc.
2500 Windy Ridge Parkway
Atlanta, Georgia 30339

Note 2 of the Notes to Consolidated Financial Statements of Coca-Cola Enterprises Inc. incorporated by reference in its Form 10-K for the year ended December 31, 2001 describes a change in the method of accounting for certain licensor support payments from recognition of payments received as an offset to operating expenses as funded costs were incurred to recognition as requirements under the contracts are performed. There are no authoritative criteria for determining a preferable method based on the particular circumstances; however, we conclude that such change in the method of accounting for certain licensor support payments is an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Ve	ry truly yours,

/s/	Ernst & Young LLP
January 23, 2002
Atlanta, Georgia